SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 7)

                            NorthWestern Corporation
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per Share
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                         (Title of Class of Securities)

                                    668074305
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                                 (CUSIP Number)

                                  Joel Piassick
                          One Riverchase Parkway South
                            Birmingham, Alabama 35244
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 12, 2006
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                                  SCHEDULE 13D
                                 AMENDMENT NO. 7

     This Amendment amends the Schedule 13D filed by Harbert Distressed Investment Master Fund, Ltd. (the "Master Fund"), HMC Distressed Investment Offshore Manager, L.L.C., HMC Investors, L.L.C., Philip Falcone, Raymond J. Harbert, and Michael D. Luce (the "Reporting Persons"), dated November 12, 2004, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons dated February 15, 2005, as amended by Amendment No. 2 to Schedule 13D filed by the Reporting Persons dated August 17, 2005, as amended by Amendment No. 3 to
Schedule 13D filed by the Reporting Persons dated October 19, 2005, as amended by Amendment No. 4 to Schedule 13D filed by the Reporting Persons dated November 28, 2005, as amended by Amendment No. 5 to Schedule 13D filed by the Reporting Persons dated December 15, 2005, as amended by Amendment No. 6 to Schedule 13D filed by the Reporting Persons dated January 5, 2006 (as amended, the "Schedule 13D"), with respect to the common stock, par value $0.001 per share, of NorthWestern Corporation (the "Issuer"). Capitalized terms used in this Amendment without definition have the meanings assigned in the Schedule 13D.

Item 4.      Purpose of Transaction.
             ----------------------

     Item 4 of the Schedule 13D is amended by adding the following disclosure:

     On January 12, 2006, Master Fund sent a letter to the Issuer, a copy of which is filed with this Amendment as Exhibit K. As described in the letter, Master Fund sent the letter in response to a letter it received from the Board of Directors of the Issuer dated January 11, 2006, which failed to satisfactorily answer questions previously asked of the Board by Master Fund.

     The Reporting Persons continue to hold the Shares for investment purposes only.

Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

     Item 7 of the Schedule 13D is amended by adding the following exhibits.

Exhibit K: Letter from Master Fund to the Issuer dated January 12, 2006.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2006


                             Harbert Distressed Investment Master Fund, Ltd.

                                       By:  HMC Distressed Investment Offshore
                                            Manager, L.L.C.
                                       By:  HMC Investors, L.L.C., Managing
                                            Member

                                       By:  /s/ Joel B. Piassick
                                            ----------------------
                                            Joel B. Piassick

                             HMC Distressed Investment Offshore Manager, L.L.C.

                                       By:  HMC Investors, L.L.C., Managing
                                            Member

                                       By:  /s/ Joel B. Piassick
                                            --------------------
                                            Joel B. Piassick

                             HMC Investors, L.L.C.

                                       By:  /s/ Joel B. Piassick
                                            --------------------
                                            Joel B. Piassick

                                            /s/ Philip Falcone
                                            --------------------
                                            Philip Falcone

                                            /s/ Raymond J. Harbert
                                            --------------------
                                            Raymond J. Harbert

                                            /s/ Michael D. Luce
                                            --------------------
                                            Michael D. Luce

                                    Exhibit K

                 HARBERT DISTRESSED INVESTMENT MASTER FUND, LTD.
                       c/o 555 Madison Avenue, 16th Floor
                               New York, NY 10022


                                                     January 12, 2006


Members of the Board of Directors
     of NorthWestern Corporation
NorthWestern Corporation
125 S. Dakota Avenue
Sioux Falls, SD  57104-6403


Gentlemen and Ms. Johnson:

     We were disappointed, though regrettably not surprised, by both the content and the tone of your letter of January 11, 2006. Putting aside the Board of Director's stubborn refusal to recognize that in driving away possible acquirers such as Black Hills Corporation and Montana Public Power, Inc. it is only harming the Company's stockholders, its failure to answer some simple questions concerning the effect of the Poison Pill raises fundamental questions about whether it understands the nature of its fiduciary duties.

     In our January 5, 2006 letter to the Board, we posed four questions to the Board. The last question concerned the date of the 2006 annual meeting, and in its letter the Board says that it has not determined that date yet. Given the Company's advance nomination by-laws, however, it is necessary for a proxy contestant to know that date long before the annual meeting. The Board's refusal to set a reasonable date at this time thus raises serious questions about the Board's willingness to act in good faith with the Company's stockholders.

     The Board's reaction to our questions regarding the application of the Management Protection Provision is even more troublesome. In its letter the Board says that the plan "has no effect on Harbert's ability to solicit proxies for the forthcoming annual shareholders' meeting in accordance with law" but otherwise refuses to explain its view of the application of the Pill. Instead it tells us that "[w]e are sure your legal counsel can advise you concerning the provisions of the plan . . . as well as how it impacts your planned activities."

     In other words, the Board is telling us that it will not reveal what the language of the Management Protection Provision covers, and that Harbert will be acting at its peril if it seeks to discuss replacing the Board or finding new directors with other stockholders.

     To put it bluntly, the Board's highhanded response to our very serious questions is a perfect example of an entrenched Board that is manipulating the corporate machinery to protect its own interests. It is the Board that enacted the Management Protection Provision. The Board--or its legal advisors--undoubtedly has ready answers to our questions. Yet, the Board now refuses to tell us what those answers are and instead insists that we subject ourselves to enormous risk if we get the answers wrong.

     The only possible reason for the Board to adopt this posture is to try to create studied ambiguity regarding the application of the Management Protection Provision. To put it another way, the Board clearly wants the option to later maintain that the Management Protection Provision does something different from what it would say it does now. It also apparently wants to create a chilling effect that will prevent shareholders from conducting perfectly acceptable activities in conjunction with the upcoming proxy fight.

     Fiduciaries should not act in such a manner. It is completely unacceptable for a self-interested Board to refuse to tell us how it interprets the Poison Pill it adopted. It is a breach of duty for directors to say that their opponents in a proxy contest must guess what a Poison Pill means and risk half of their investment if they guess wrong.

     Therefore, as a stockholder to whom you owe the fiduciary duties of loyalty, care and good faith we repeat our questions. We believe that the Company's other stockholders will also be very interested in the answers you give to these questions.

     First, will the Board claim that our seeking of the names of potential board nominees from other stockholders triggers the Management Protection Provision?

     Second, will the Board claim that other stockholders who provide us with names of potential nominees have secretly entered into an "agreement, arrangement or understanding" with us, thus triggering the Management Protection Provision?

     Third, will the Board claim that the Management Protection Provision is triggered if we communicate with other stockholders and encourage them to vote for our nominees?

     None of these activities, of course, could pose a possible "threat" to the Company that would justify the triggering of a Poison Pill. They only threaten the Board's control of the Company and Delaware law is very clear that a Board may not use the corporate machinery to protect that control. We ask that you provide us with an actual, good-faith response to our questions by the close of business of Tuesday, January 17, 2006.


                                            Sincerely,


                                            Philip A. Falcone




03773.0003#633696